UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.)*

Nocopi Technologies, Inc.

(Name of Issuer)

Common stock of the Company, par value $0.01 per share (“Common Shares”)

(Title of Class of Securities)

655213106

(CUSIP Number)

Phillip Frost, M.D.

Frost Gamma Investments Trust

4400 Biscayne Blvd, Suite 1500

Miami, Florida 33137

(305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,250,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,250,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,250,000 Common Shares held by Frost Gamma Investments Trust (“FGIT”). Dr. Phillip Frost is the trustee of FGIT.
(2)	Based on 10,501,178 Common Shares outstanding, which is calculated based on 9,251,178 Common Shares outstanding as of August 9, 2023, as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2023 and the 1,250,000 Common Shares issued to FGIT on September 11, 2023.

1	NAME OF REPORTING PERSON Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,250,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,250,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 1,250,000 Common Shares held by FGIT. Dr. Phillip Frost is the trustee of FGIT.
(2)	Based on 10,501,178 Common Shares outstanding, which is calculated based on 9,251,178 Common Shares outstanding as of August 9, 2023, as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2023 and the 1,250,000 Common Shares issued to FGIT on September 11, 2023.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock of the Company, par value $0.01 per share (“Common Shares”), of Nocopi Technologies, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 480 Shoemaker Road, Suite 104, King of Prussia, PA 19406.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

(i)	Phillip Frost, M.D; and

(ii)	FGIT, a trust organized under the laws of the State of Florida.

(b) The address of the principal business and principal office of Dr. Phillip Frost and FGIT is 4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137.

(c) The principal business of FGIT is to invest in securities. Dr. Phillip Frost is the sole trustee of FGIT. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of FGIT. Dr. Phillip Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Phillip Frost is the sole shareholder of Frost-Nevada Corporation. As a result of the foregoing, Dr. Phillip Frost is also considered beneficial owner of the securities owned by FGIT. Dr. Phillip Frost disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein.

(d), (e) On September 7, 2018, the SEC filed a civil complaint in the Southern District of New York (the “Complaint”), against a number of individuals and entities, including OPKO Health, Inc. (“OPKO”) and its CEO and Chairman, Dr. Phillip Frost.

In January 2019, the Southern District of New York approved a settlement entered into by OPKO and the SEC to resolve civil litigation filed by the SEC. Under the terms of the settlement, Dr. Phillip Frost and FGIT, and without admitting or denying any of the allegations in the Complaint, agreed to injunctions from violations of Sections 5(a) and (c) and 17(a)(2) of the Securities Act of 1933, claims which may be satisfied by strict liability and negligence, respectively, and Section 13(d) of the Exchange Act, also a strict liability claim; to pay a civil monetary penalty, disgorgement and pre-judgment interest, which have been paid; and to be prohibited, with certain exceptions, from trading in penny stocks.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used by Dr. Phillip Frost and FGIT for its acquisition of Common Shares of the Issuer was working capital of FGIT.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons entered into the transaction reported herein with a primary focus on providing the Company with working capital, as described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2023.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)(b)

FGIT holds 1,250,000 Common Shares, or approximately 11.9% of the Issuer’s issued and outstanding shares, based on 10,501,178 Common Shares outstanding, which is calculated based on 9,251,178 Common Shares outstanding as of August 9, 2023, as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2023 and the 1,250,000 Common Shares issued to FGIT on September 11, 2023.

Dr. Phillip Frost is the trustee of FGIT. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of FGIT. Dr. Phillip Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Phillip Frost is the sole shareholder of Frost-Nevada Corporation. As a result of the foregoing, Dr. Phillip Frost is also considered beneficial owner of the securities owned by FGIT. Dr. Phillip Frost disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

FGIT acquired the Common Shares pursuant that certain Stock Purchase Agreement, dated September 11, 2023, by and between FGIT and the Issuer. In addition, FGIT is a party to that certain Registration Rights Agreement, dated September 11, 2023, pursuant to which the Issuer agreed to file a registration statement for the resale of the Common Shares.

The foregoing description of the Stock Purchase Agreement and Registration Rights Agreement are not complete and are qualified in its entirety by reference to the full text of the form of such agreements, which are filed as Exhibits 10.1 and 10.2 to the Issuer's Current Report on Form 8-K, filed September 13, 2023 and are incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

* Exhibit 2. Stock Purchase Agreement, dated September 11, 2023.

** Exhibit 3. Registration Rights Agreement, dated September 11, 2023.

* Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2023.

** Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2023.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2023

/s/ Phillip Frost, M.D.
Name: Phillip Frost, M.D.

Frost Gamma Investments Trust

By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.
Trustee